Exhibit 2
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 SUMMARY OF THE RESOLUTIONS OF THE MERGER OF DESC, S.A. DE C.V. AND GIRSA, S.A.
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         DE C.V., PUBLISHED IN MEXICO'S DIARIO OFICIAL DE LA FEDERACION.
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Pursuant to Article 223 of the General Law of Commercial Companies, it is
informed that, by resolutions of the General Ordinary and Extraordinary Shareholders' Meeting of DESC, S.A. de C.V. and the General Extraordinary Shareholders' Meeting of GIRSA, S.A. de C.V., both held on November 29, 2001, it was resolved to approve the merger of DESC, S.A. de C.V., and GIRSA, S.A. de C.V., upon the following terms and conditions:

a) In the merger, DESC, S.A. de C.V. will have the character of surviving company and GIRSA, S.A. de C.V., that of the merging company, therefore, DESC, S.A. de C.V., will survive the merger and GIRSA, S.A. de C.V., will cease to exist.

b) The merger shall be effective between the parties on December 1, 2001, subject to the condition precedent that GIRSA, S.A. de C.V. obtains all necessary approvals to execute the Merger, provided that once the condition precedent is fulfilled, it will be understood that the Merger was effective on December 1, 2001.

Pursuant to Article 225 of the General Law of Commercial Companies, the merger will be effective as to third parties upon the filing of the resolutions of merger with the Public Registry of Commerce because all creditors shall have consented to the merger or, if applicable, DESC, S.A. de C.V. and GIRSA, S.A de C.V. shall have agreed to pay the debts owing to any creditor that does not consent to the merger within 60 days from the date of the merger agreement at the offices of DESC, S.A. de C.V.

c) As a consequence of the merger, effective December 1, 2001, GIRSA, S.A. de C.V., will immediately transfer its entire assets to DESC, S.A. de C.V., who will acquire the entire estate of GIRSA, S.A. de C.V., with all goods, rights, and other assets that up to that date corresponded to GIRSA, S.A. de C.V., and will assume all its debts, obligations, and other liabilities to that date also, and thus DESC, S.A. de C.V., shall be subrogated to all right, action and obligation that correspond to GIRSA, S.A. de C.V., and shall replace it on all guaranties granted or obligations contracted, derived from contracts, agreements, licenses, permits, concessions, and generally, acts or operations performed by GIRSA, S.A. de C.V., or in which it has participated, with all that pertains thereto in fact and in law.

d) The capital stock of DESC, S.A. de C.V., will be increased in the variable portion by $1,054.38 Mexican pesos (one thousand fifty-four and 38/100 Mexican pesos); consequently 81,106 Series "B" common, registered and fully paid shares without stated par value will be issued, which shall be exchanged by current shareholders of GIRSA, S.A. de C.V. (other than DESC, S.A. de C.V.) at a ratio of one share of GIRSA, S.A. de C.V., for one share in DESC, S.A. de C.V., with coupons starting with coupon No. 15. Said shares shall be available to the shareholders of GIRSA, S.A. de C.V. (other than DESC, S.A. de C.V.), and while the appropriate shareholders make the corresponding exchange, the relevant shares will be kept in DESC's treasury, which is located at Paseo de los Tamarindos 400-B, 27th floor, Colonia Bosques de las Lomas, Mexico, D.F., 05120,


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upon delivery of the current shares certificates and their corresponding cancellation. DESC, S.A de C.V. will publish a notice in Diario Oficial de la Federacion announcing the commencement of the exchange.


e) The balance sheets of DESC, S.A. de C.V., and GIRSA, S.A. de C.V., in each case at September 30, 2001, will serve as the base for the approved merger.



















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